EXHIBIT 99.5

CONSENT OF ERIC CHAPMAN

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Eric Chapman, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective March 8, 2019 (the “Caylloma Report”), evaluating the Caylloma Mine of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” dated effective February 22, 2019 (the “San Jose Report”), evaluating the San Jose Mine of the Company, and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022, evaluating the Lindero Property of the Company (the “Lindero Report”) (together with the Caylloma Report and the San Jose Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission;

2.	the use of my name, Eric Chapman, and reference to my name, and the technical information relating to the updated Mineral Reserve and Mineral Resource estimates for the Caylloma Mine, the San Jose Mine the Lindero Mine and the Arizaro Project contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission; and

3.	the use of my name, Eric Chapman, and reference to my name, and the technical information contained in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Eric Chapman”

Eric Chapman, P.Geo.